UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2012

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzliya 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibit to this report on Form 6-K and incorporated by reference herein is the Registrant’s proxy statement for the annual meeting of shareholders to be held on August 23, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD.
(Registrant)

By:	/s/ Nir Peles
Nir Peles
CFO

Dated: July 19, 2012

BLUEPHOENIX SOLUTIONS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of BluePhoenix Solutions Ltd. (the “Company”) will be held on August 23, 2012 at 5:00 P.M Israel Time, at the offices of the Company, 8 Maskit St., Herzlia, Israel. The Annual General Meeting is for the following purposes:

(1)
To elect Messrs. Melvin L. Keating, Shimon Bar-kama and Harel Kodesh as directors of the Company (in addition to directors who qualify as “outside directors” as mandated by the Companies Law, 5759-1999 (the “Companies Law”));

(2)	To elect Mr. Brian Crynes as an outside director of the Company for a three-year term;

(3)
To reappoint the Company’s auditor, Ziv Haft, as the Company’s independent auditor for the period beginning on the date of the Annual General Meeting and ending on the date of the next annual general meeting of shareholders;

(4)	To approve an increase of the Company's authorized share capital and an amendment of the Company's Articles of Association;

(5)	To approve the termination agreement between the Company and Mr. Shimon Bar-kama, the Company's former Chief Executive Officer;

(6)	To approve the (a) cash compensation; and (b) grant of restricted share units to the Company’s outside directors;

(7)	To approve the compensation to be paid to the Company's non-employee directors; and

(8)	To receive and consider the Consolidated Financial Statements of the Company for the year ended December 31, 2011.

Shareholders of record at the close of business on July 25, 2012 (the “Record Date”) are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date, and sign the enclosed form of proxy and to return it promptly in the preaddressed envelope provided. No postage is required if mailed in the United States.

Shareholders whose shares are traded through the Tel-Aviv Stock Exchange, or TASE, may only vote their shares in one of the following two ways: (a) By mail: sign and date a voting instructions card  in the form filed by the Company on MAGNA and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that the shareholder was the beneficial owner of the shares on the record date, and return the proxy card or voting instructions card, along with the proof of ownership certificate, to the offices of the Company at 8 Maskit St., Herzlia, Israel, Attention: Nir Peles, CFO; or (b) In person: attend the Meeting, where ballots will be provided. If a shareholder chooses to vote in person at the meeting, he or she must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that such shareholder was the beneficial owner of the shares on the record date.

Joint holders of shares should take note that, pursuant to Article 18.4 of the Articles of Association of the Company, the vote of the Principal joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company’s Register of Members.

By Order of the Board of Directors,

Melvin L. Keating
July 19, 2012	Chairman of the Board of Directors

BLUEPHOENIX SOLUTIONS LTD.
8 Maskit St.
Herzlia, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.04 nominal value (the “Ordinary Shares”), of BluePhoenix Solutions Ltd. (“BluePhoenix” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Annual General Meeting will be held on August 23, 2012 at 05:00 P.M. Israel Time, at the offices of the Company, 8 Maskit St., Herzlia, Israel.

It is proposed that at the Annual General Meeting: (i) Messrs. Melvin L. Keating, Shimon Bar-kama and Harel Kodesh be elected as directors of the Company (in addition to the outside directors of the Company); (ii) Mr. Brian Crynes be elected as an outside director of the Company for a three-year term; (iii) Ziv Haft be reappointed as the Company’s independent auditor for the period ending on the date of the next annual general meeting; (iv) the Company's authorized share capital be increased and an amendment of the Company's Articles of Association be approved; (v) the termination agreement between the Company and Mr. Shimon Bar-kama, the Company's former Chief Executive Officer, be approved; (vi) the cash compensation and grant of restricted share units, to the Company’s outside directors, be approved; (vii) the compensation to be paid to non-employee directors, be approved; and (viii) the Consolidated Financial Statements of the Company for the year ended December 31, 2011, be received and considered.

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than two hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting or adjournment thereof, as described above. On all matters considered at the Meeting, abstentions will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Meeting or any postponement or adjournment thereof are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on July 25, 2012 will be entitled to vote at the Meeting or any postponement or adjournment thereof. Proxies are being mailed to shareholders on or about July 19, and will be solicited mainly by mail; however, certain officers, directors, employees, and agents of the Company, may solicit proxies by telephone, emails, telegram, or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

The Company had outstanding on July 15, 2012 6,664,009 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate no less than 35% of the outstanding Ordinary Shares present in person or by proxy or by voting instruction card and entitled to vote, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of July 15, 2012, the number of shares owned beneficially by (i) all shareholders known to the Company to own beneficially more than 5% of the Company’s shares; and (ii) all directors and officers as a group.

Name and Address	Number of Ordinary Shares Owned	Percent of Total Shares(1)

Prescott Group Capital Management, LLC (2)	1,217,675	18.3%

Columbia Pacific Opportunity Fund, LP(3)	1,733,936	26.0%

Lake Union Capital Management, LLC(4)	757,302	11.4%

All directors and officers as a group (8 persons)(5)	83,501	1.3%
____________
(1)
Percentages in the above table are based on 6,664,009 ordinary shares outstanding as of July 15, 2012 and do not include 367,810 ordinary shares held by the Company. Pursuant to Israeli law, these shares do not confer upon the Company any voting rights.

(2)
Based on Amendment No. 4 to Schedule 13D filed on April 27, 2012, by Prescott Group Capital Management, L.L.C., referred to as Prescott Capital, Prescott Group Aggressive Small Cap, L.P. and Prescott Group Aggressive Small Cap II, L.P., referred to together, as the Small Cap Funds, beneficially own 1,217,675 ordinary shares. Prescott Capital, as the general partner of the Small Cap Funds, and Mr. Phil Frohlich, as managing member of Prescott Capital, may also be deemed to beneficially own the 1,217,675 Ordinary Shares held by the Small Cap Funds. Prescott Capital and Mr. Frohlich disclaim beneficial ownership of the Ordinary Shares held by the Small Cap Funds, except to the extent of their pecuniary interest therein. By virtue of his position with Prescott Capital and the Small Cap Funds, Mr. Frohlich has the sole power to vote and dispose of the 1,217,675 Ordinary Shares owned by the Small Cap Funds. The number of shares owned includes warrants exercisable to purchase 102,343 Ordinary Shares. Excluding such warrants, Prescott’s holdings constitute 16.7% 1,115,332 of the ordinary shares outstanding as of June 30, 2012.

(3)
Based on Amendment No. 2 to Schedule 13D filed on July 7, 2012, by Columbia Pacific Advisors, LLC, Columbia Pacific Advisors, LLC has the sole power to vote or to direct the vote of, and to dispose of or to direct the disposition of the 1,733,936 Ordinary Shares held in the portfolio of Columbia Pacific Opportunity Fund, LP. Messrs. Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty serve as the managing members of Columbia Pacific Advisors, LLC, which is primarily responsible for all investment decisions regarding the investment portfolio of Columbia Pacific Opportunity Fund, L.P. Each of Columbia Pacific Opportunity Fund, L.P., Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty disclaims beneficial ownership over the shares, except to the extent of their pecuniary interest therein.

(4)
Based on Amendment No. 1 to Schedule 13D filed on May 14, 2012, by Michael Self, Lake Union Capital Fund LP and Lake Union Capital Management, LLC, Union Capital Fund LP, referred to as the Partnership, may be deemed to be the beneficial owner of and has shared voting and dispositive power of 597,745 Ordinary Shares, constituting 9.0% of the Company's outstanding share capital. Lake Union Capital Management, LLC, referred to as the Investment Manager, has shared voting and dispositive power with respect to the 757,302 Ordinary Shares owned beneficially by private investment vehicles, including the Partnership, for which the Investment Manager serves as investment manager, referred to as the Funds, representing approximately 11.4% of the Company's outstanding share capital. Michael Self, in his capacity as a managing member of the Investment Manager, has shared voting and dispositive power with respect to the 757,302 Ordinary Shares owned beneficially by the Funds.

(5)	Includes options to purchase ordinary shares exercisable within 60 days of the date hereof and restricted share units vested within 60 days of the date hereof.

ITEM 1 – ELECTION OF DIRECTORS

Under the Company’s Articles of Association, the number of members of the Board of Directors shall be not less than three (3) and not more than six (6).

The following three nominees, which currently serve as directors of the Company, have advised the Company that they will agree to continue to serve as directors if appointed. Relevant information on each of the nominees, including their principal occupation during at least the past five years, is provided below.

Each of the three nominees listed below shall hold office until the next annual general meeting of shareholders and until his successor shall have duly taken office, unless his office is earlier vacated under any relevant provision of the Articles of Association of the Company or the law.

Melvin L. Keating, age 65, has served as a director and Chairman of the Board of Directors of the Company since January 2012. Mr. Keating has served as a consultant to various private equity firms since October 2008, and has served as a director of various corporations as described below. From October 2005 through October 2008, Mr. Keating was President and Chief Executive Officer of Alliance Semiconductor Corp., in Santa Clara, CA, a worldwide manufacturer and seller of semiconductors (NASDAQ). Mr. Keating is currently a director of several other publicly traded companies, including Red Lion Hotels Corp (NYSE), API Technologies Corp (NASDAQ), Crown Crafts, Inc. (NASDAQ) and MARLBOROUGH SOFTWARE DEVELOPMENT HOLDINGS, SUCCESSOR TO Bitstream Inc. (NASDAQ). Mr. Keating holds both an MS in accounting and an MBA in finance from the Wharton School at the University of Pennsylvania and holds a BA in art history from Rutgers University.

Shimon Bar-kama, age 60, was appointed as a director by the Board of Directors in June 2012. Between November 2011 and June 2012, Mr. Bar-kama served as the Chief Executive Officer of the Company. Prior to that, since January 2011, he served as director and member of the Company's Compensation Committee. Mr. Bar-kama is a controlling shareholder of Paragon Systems Marketing Ltd., a consultancy company acting primarily in the fields of marketing, business development and business planning. Mr. Bar-kama has served as director and General Manager of Paragon since 1991.  From 2002 through 2004, Mr. Bar-kama served as Vice President Marketing and Sales of Soltam Systems Ltd.  Prior to that, from 1999 through 2002, Mr. Bar-kama served as Chief Executive Officer of Multi Vision Technology Ltd. Mr. Bar-kama also served as outside director of several public Israeli companies, including TAT Technologies Ltd., Orbit-CS Ltd. and Dirom Ltd. Mr. Bar-kama holds a BSc. in aeronautical engineering from the Technion, Israel Institute of Technology.

Harel Kodesh, age 53, was appointed as a director by the Board of Directors in June 2012. Mr. Kodesh has served as an Executive Vice President at VMware since 2011. Prior to that, Mr. Kodesh was the President of EMC's Cloud Infrastructure Business and the Chief Executive Officer of Decho, an EMC subsidiary focused on personal information management in the cloud. Between 2003 and 2008, Mr. Kodesh served as Chief Product Officer at Amdocs, Inc. Prior to that, Mr. Kodesh held a variety of executive positions at Microsoft, including Vice President of the Information Appliance Division. During 2000 until 2003, Mr. Kodesh served as President and Chief Executive Officer of Wingcast, Inc., a company formed by Qualcomm and Ford Motor Company to provide services for sending, receiving, and storing information via telecommunication devices to the automotive industry. Mr. Kodesh has an MA in electrical engineering and BA in computer engineering from the Israel Institute of Technology in Haifa, Israel.

The Company has two additional directors, who qualify as “outside directors” as mandated by the Companies Law, 5759-1999 (the “Companies Law”). Following is the biographical information of the Company's two outside directors. The Board proposes to appoint an additional outside director as proposed under Item 2 below.

Maayan Naor, age 39, has served as one of the Company's outside directors and a member of the Company's Audit Committee since September 2011. Ms. Naor has served since June 2011 as finance director of Silco Ltd., a privately held Israeli company and subsidiary of Bunzl Plc., an international distributor of non-food consumable products. Since January 2011, Ms. Naor has served as an outside director of FMS Enterprises Migun Ltd., a public company traded on the TASE, which manufactures ballistic protection raw materials and products. From 2005 through May 2011, Ms. Naor served as deputy corporate controller at Makhteshim Agan Industries Ltd., a public company traded on the TASE. From 1999 through 2005, Ms. Naor worked as an auditor at Someckh Chaikin KPMG, an Israeli accounting firm. Ms. Naor holds a degree of Bachelor of Business (Accounting) from the College of Management in Israel and is a Certified Public Accountant in Israel.

Adi Bershadsky, age 55, was appointed as an outside director in May 2012. Ms. Bershadsky is a retired Colonel from the IDF and advises companies in the high-tech, commercial, diplomatic and military areas, with respect to group guidance and management of international projects. Since 2006, Ms. Bershadsky has served as a business development and international marketing director at Ness Technologies and since 2011 she has served as a director in the news company - Channel 2. From 2006 until 2011, Ms. Bershadsky served as a director of Arpal Ltd., a publicly traded company and she has also served since 2011 as a director of Dnidav investments Ltd. Between 2004 and 2006, Ms. Bershadsky served as director in IMI –Israel Military Industry. During 2004 and 2005, Ms. Bershadsky served as manager of reciprocal purchase and international projects at the Israeli Export Institute. From 2000 until 2003, Ms. Bershadsky served as the IDF Attach and head of the Ministry of Defense Delegation in Poland, the Czech Republic, Slovakia and Hungary. From 1996 until 1999, Ms. Bershadsky served as the head of planning and human resource department in the Israeli Air-Force Staff. Ms. Bershadsky holds a BA degree in sociology and social studies, and an MA degree in organizational consultancy, both from the Bar-Ilan University.

Remuneration and Other Information

The following table sets forth with respect to all directors and executive officers of the Company, as a group, the remuneration paid to them by the Company, whether in their capacity as directors or otherwise, during the fiscal year ended December 31, 2011:

Cash and cash-equivalent forms of remuneration
	Salaries, fees, directors’ fees, personal benefits, commissions, and bonuses	Securities or property (calculated according to the fair value pursuant to the US Generally Accepted Accounting Principles)
All directors and executive officers, as a group (consisting of 15 persons)	$2.0 million	$574 thousands

The Articles of Association of the Company provide that a director may appoint another person to serve as his alternate with all the rights and obligations of the appointing director, except the right to appoint a further alternate. The alternate director may not act at any meeting at which the director appointing him is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director’s term. An alternate director is solely responsible for his own acts and defaults, and is not the agent of the appointing director. To date, no alternate directors serve on behalf of the directors of the Company. Under the Companies Law, the outside directors may not appoint alternates to serve on the Board of Directors.

In addition, the Articles of Association of the Company provide that the Board of Directors may delegate any or all of its powers to one or more committees of the Board, as permitted under the Companies Law, subject to the limitations and restrictions that the Board may from time to time prescribe. The Board has appointed an Audit Committee whose members are Harel Kodesh and the Company’s outside directors. Under the Companies Law, each committee of the Board must include at least one outside director. The Audit Committee must include all of the outside directors. All of the Company’s Audit Committee members are independent within the meaning of the applicable NASDAQ requirements. In accordance with NASDAQ rules and SEC regulations, compensation of the Company’s executive officers is approved by independent directors constituting a majority of the Board's independent directors in a vote in which only independent directors participate. In accordance with the Companies law, compensation of the Company's officers who report directly to the Company's Chief Executive Officer, is approved by the Audit Committee and the Board of Directors (and with respect to compensation of officers who also serve as directors, by the shareholders too).

During 2011, the Company’s Board of Directors convened 27 times, six of which were held at the Company’s offices and 21 of which were held via telephone where all participants could hear and be heard by each other. During 2011, the Audit Committee of the Board of Directors convened 10 times, one of which was held at the Company’s offices and nine of which were held via telephone where all participants could hear and be heard by each other. During 2011, the Company's directors attended in average 91% of the Board meetings.

It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that Messrs. Melvin L. Keating, Shimon Bar-kama and Harel Kodesh, be, and hereby are, elected to serve as members of the Board of Directors of the Company until the next annual general meeting.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person, by proxy or by voting instruction card, is necessary for approval of this proposed resolution.

The Board of Directors recommends that the shareholders vote “For” the election of each of Messrs. Melvin L. Keating, Shimon Bar-kama and Harel Kodesh as directors of the Company. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “For All” with respect to this proposal.

In the event that any one or more of the nominees should be unable or unwilling to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any nominees named herein.

ITEM 2 –APPOINTMENT OF AN OUTSIDE DIRECTOR

Under the Companies Law, the Company is required to appoint at least two outside directors and may appoint more than two outside directors. Two outside directors currently serve on the Board, Adi Bershadsky and Maayan Naor. The Company proposes that at the Meeting, Mr. Brian Crynes be appointed as an additional outside director of the Company for a three-year term. Following is his biographical information:

Brian Crynes, age 65, served as Interim Chief Information Officer at Russell Investments, Tacoma, WA, during 2009 and 2010. Prior to that, from 2001 to 2008, Mr. Crynes served as Chief Information Officer at Starbucks Coffee Company, Seattle. Between 1997 and 2001, Mr. Crynes served as Chief Information Officer at Coca-Cola Amatil, Ltd. Prior to that, from 1994 to 1997, Mr. Crynes served as Business Unit Chief Information Officer at Bristol-Myers Squibb, Inc. Between 1989 and 1993, Mr. Crynes served as Senior Director, Cross Functional Systems at Apple, Inc. From 1983 to 1989, he served as Vice President, Information Systems at New York Daily News, Inc. Between 1976 and 1983, Mr. Crynes served as Senior Manager, IT Consulting at Price Waterhouse & Co., New York, NY. Mr. Crynes holds both a B.S. in mathematics and an M.B.A in finance from the University of Scranton.

The Company’s Audit Committee and Board of Directors propose to appoint Mr. Brian Crynes as an outside director of the Company for a three-year term commencing on the date of the Meeting.

The Board of Directors has determined that Mr. Brian Crynes qualifies as an “audit committee financial expert” as defined by applicable SEC regulations and therefore qualifies as a financially sophisticated audit committee member under applicable NASDAQ rules.

Pursuant to the Companies Law, all outside directors must have financial and accounting expertise or professional qualifications, and at least one outside director must have financial and accounting expertise. The terms “financial and accounting expertise” and “professional qualifications” have been defined in regulations promulgated under the Companies Law. The Board has determined that Mr. Brian Crynes meets the criteria for having financial and accounting expertise and professional qualifications, both as defined in the Companies Law and the regulations promulgated thereunder.

The Company proposes that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, to appoint Mr. Brian Crynes, as an outside director of the Company for a three-year term commencing on the date of the Meeting, August 23, 2012, and ending on August 22, 2015.”

Adoption of this proposal requires the affirmative vote of a majority of Ordinary Shares present at the meeting, in person, by proxy or by voting instruction card, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least the majority of the shares voted by shareholders who are not “controlling shareholders” (as defined below) and who are not interested parties other than interests that do not stem from connections with the controlling shareholders; or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders and interested parties does not exceed two percent of the Company’s outstanding shares.

A “controlling shareholder” under the Companies Law is defined as a shareholder who has the ability to direct the activity of a company, except for an ability that stems from the fulfillment of his or her duty as a director or as a holder of any other position at the company.

Please note that you are required to indicate on the proxy card whether or not you are a controlling shareholder of the Company, or acting on its behalf, with respect to this proposal, no matter whether you vote for or against this proposal. If you fail to notify us as to whether or not you are a controlling shareholder of the Company (as defined above) or acting on its behalf with respect to this proposal No. 2, your vote will not be counted with respect to proposal No. 2.

The Company’s Board of Directors recommends that the shareholders vote “For” the appointment of Mr. Brian Crynes as an outside director of the Company. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” this proposed resolution.

ITEM 3 – REAPPOINTMENT OF AUDITORS

Based upon the recommendation of the Audit Committee, the Board of Directors recommends that Ziv Haft, independent registered public accounting firm, BDO member firm, be reappointed as the independent auditor of the Company for the period ending on the date of the next annual general meeting. Ziv Haft has no relationship with the Company or with any affiliate of the Company except as an auditor and, to a limited extent, as consultants. The Board of Directors and the Audit Committee believe that such limited non-audit function does not affect the independence of Ziv Haft. Ziv Haft has served as the independent auditor of the Company since 1993.

The compensation paid to Ziv Haft for audit services, audit-related services and tax services for the fiscal year ended December 31, 2011 was $184,000, as approved by the Audit Committee and the Board of Directors.

It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that the Company’s auditor, Ziv Haft, be, and it hereby is, reappointed as the auditor of the Company for a period ending on the date of the next annual general meeting.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person, by proxy or by voting instruction card, is necessary for approval of the resolution reappointing Ziv Haft as auditor of the Company.

The Board of Directors recommends that the shareholders vote “For” approval of this proposed resolution.

ITEM 4 – INCREASE OF THE
COMPANY’S AUTHORIZED SHARE CAPITAL
AND AMENDMENT OF THE ARTICLES OF ASSOCIATION

The authorized share capital of the Company is NIS 400,000, divided into 10,000,000 Ordinary Shares of NIS 0.04 par value each. As of July 15, 2012, the Company had 6,664,009 Ordinary Shares outstanding, 367,810 dormant shares, 647,965 Ordinary Shares underlying outstanding options and RSUs previously granted, and 407,686 Ordinary shares underlying warrants. In addition, the Company committed to issue Ordinary Shares in connection with the transaction entered into, in May 2012, between the Company and its three major shareholders, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP. In order to ensure availability of share capital for the transaction with the three major shareholders, in accordance with the applicable agreements with such shareholders, as well as for future transactions and grants under the Company's incentive plans, the Board of Directors recommends that the shareholders increase the Company's authorized share capital by an additional NIS 300,000 comprised of 7,500,000 Ordinary Shares of NIS 0.04 par value each. Following such increase, if approved, the authorized share capital of the Company would be NIS 700,000 comprised of 17,500,000 Ordinary Shares of NIS 0.04 par value each.

An increase of the Company's share capital involves an amendment of Article 5 of the Company's Articles of Association which requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy or by voting instruction card (a simple majority).

It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, to increase the authorized share capital of the Company by an additional NIS 300,000 comprised of 7,500,000 Ordinary Shares of NIS 0.04 par value each, such that following such increase, the authorized share capital of the Company would be NIS 700,000 comprised of 17,500,000 Ordinary Shares of NIS 0.04 par value each, and to amend Article 5 of the Company's Articles of Association accordingly."

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person, by proxy or by voting instruction card, is necessary for approval of the resolution approving the increase of the authorized share capital and amendment of the Company’s Articles of Association.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 5 – APPROVAL OF TERMINATION AGREEMENT BETWEEN THE
COMPANY AND ITS FORMER CHIEF EXECUTIVE OFFICER

In accordance with the Companies Law, subject to certain exceptions, the payment of compensation to directors of a company, whether in their capacity as directors or otherwise, requires approval of the Audit Committee, the Board of Directors and the shareholders. Mr. Bar-kama resigned in June 2012 from his position of Chief Executive Officer of the Company and was appointed by the Board of Directors as a director of the Company thereafter.

In light of Mr. Shimon Bar-kama's contribution to the Company in his former position as Chief Executive Officer, the Company’s Audit Committee and the Board of Directors approved, subject to shareholder approval, the termination agreement with Mr. Bar-kama which includes, among other things, acceleration of vesting of 100,000 restricted share units ("RSUs") previously granted to Mr. Bar-kama subject to his waiver of all his rights to, and the cancellation of, the remainder of RSUs previously granted to him.

The acceleration of the RSUs and their terms and conditions shall be under the terms set forth in the Company’s 2007 Award Plan and in accordance with the Company’s standard grant letter or award agreement.

It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED that, in compliance with the requirements of the Companies Law, 1999, the termination agreement between the Company and Mr. Bar-kama, which includes, among other things, acceleration of vesting of 100,000 RSUs previously granted to him, under the Company’s 2007 Award Plan, as approved by the Audit Committee and the Board of Directors be, and the same hereby is, approved, subject to Shimon Bar-kama’s waiver of all his rights to, and the cancellation of, the remainder of RSUs previously granted to him.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person, by proxy or by voting instruction card, is necessary for approval of this proposed resolution.

The Board of Directors recommends that the shareholders vote “For” approval of this proposed resolution. Whereas Mr. Bar-kama has an interest in the foregoing proposed resolution, Mr. Bar-kama refrains from making a recommendation with respect to such resolution.

ITEM 6 – APPROVAL OF COMPENSATION
OF OUTSIDE DIRECTORS

Under the Companies Law, subject to certain exceptions, the payment of compensation to directors of a company, whether in their capacity as directors or otherwise, requires approval of the Audit Committee, the Board of Directors and the shareholders. Payment of compensation to outside directors should also comply with the requirements of the Israeli Companies Regulations (Rules for the Payment of Remuneration and Expenses of Outside Directors) 2002 (the “Regulations”).

The Company’s Audit Committee and the Board of Directors determined that it is in the best interest of the Company to adopt a unified compensation package for all of its non-employee directors and outside directors (subject to the specific terms relating to the Chairman of the Board of Directors set forth below). Accordingly, the Audit Committee and the Board of Directors approved, subject to shareholder approval, a compensation package to the Company's outside directors which shall include cash compensation and RSUs compensation as set forth below.

(a)           Cash Compensation

The Company’s Audit Committee and the Board of Directors approved, effective immediately upon and subject to shareholder approval, the payment of an annual total compensation of $20,000 (the "Annual Total Compensation") to each of the outside directors serving on the Board from time to time, which annual compensation shall consist of the annual payment (Gmul Shnati), which shall be payable in quarterly installments in accordance with the Regulations and per meeting payment (Gmul Hishtatfut), which shall be paid following each meeting in accordance with the Regulations, in each case, as required by the Regulations. The Annual Total Compensation shall be payable on the dates and in the manner required by the Regulations and shall in no event be less than the minimum amount set out in the Regulations.

It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED that, in compliance with the requirements of the Companies Law, 1999, and the Companies Regulations (Rules for the Payment of Remuneration and Expenses of Outside Directors) 2002, the annual total cash compensation of $20,000 (which shall consist of the annual payment (Gmul Shnati) and per meeting payment (Gmul Hishtatfut)), to be paid to outside directors serving on the Board from time to time, on the dates and in the manner required by the Regulations, as approved by the Audit Committee and the Board of Directors be, and the same hereby is, approved.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this proposed resolution.

In accordance with the Regulations, this proposal, if approved, shall come into effect upon the appointment of Mr. Brian Crynes as an outside director (as proposed under Item 2 above).

The Board of Directors recommends that the shareholders vote “For” approval of this proposed resolution. It is noted that the majority of the members of the Board of Directors and the Audit Committee have an interest in the foregoing proposed resolution.

(b)           RSU Compensation

The Company’s Audit Committee and the Board of Directors approved, subject to shareholder approval, the grant of 30,000 RSUs to each of the Company's outside directors serving on the Board from time to time. The RSUs shall be granted upon the outside director's appointment to the Board of Directors (and for the avoidance of doubt no new grants shall be made to currently serving outside directors pursuant to the foregoing as such directors were already granted and approved).  The RSUs shall vest and become exercisable in equal monthly installments over a period of 36 months following the date of grant. Accordingly, upon the appointment of Brian Crynes as an outside director (as proposed under Item 2 above), Brian Crynes shall be granted 30,000 RSUs, vesting monthly beginning on the date his appointment.

The grant of the RSUs shall be under the terms set forth in the Company’s 2007 Award Plan and in accordance with the Company’s standard grant letter. The Company’s Audit Committee and the Board of Directors also approved, subject to shareholder approval, that in the event of a change of control of the Company pursuant to which (i) any shareholder which holds less than 25% of the outstanding share capital of the Company on the date of grant (except of Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP) shall hold at least 50% of the outstanding share capital of the Company;  or (ii) a merger or a sale of 50% or more of the Company's activities shall be effected (each of (i) and (ii), a "Change of Control"), then all outstanding RSUs previously granted to the outside directors, shall be automatically vested.

In connection therewith, the Company’s Audit Committee and the Board of Directors also approved, subject to shareholder approval, that the RSUs previously granted to Maayan Naor and Adi Bershadsky (who currently serve as outside directors) shall be accelerated such that their RSUs shall be deemed to have been granted on a monthly vesting schedule.

It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED that, in compliance with the requirements of the Companies Law, 1999, and the Companies Regulations (Rules for the Payment of Remuneration and Expenses of Outside Directors) 2002, the grant of 30,000 RSUs, vesting over 36-month period in equal monthly installments, to each of the Company's outside directors (which shall not include grants to currently serving outside directors who have previously received RSUs), under the Company’s 2007 Award Plan, as approved by the Audit Committee and the Board of Directors be, and the same hereby are, approved; and

FURTHER RESLOVED that the acceleration of vesting of the RSUs granted to Maayan Naor and Adi Bershadsky prior to the date of the Meeting, such that their RSUs shall be deemed to have been granted on a monthly vesting schedule, as approved by the Audit Committee and the Board of Directors be, and the same hereby is, approved.”

FURTHER RESLOVED that in the event of a Change of Control, then all outstanding RSUs previously granted to the outside directors, shall be automatically vested, be, and hereby is approved.”

In accordance with the Regulations, this proposal, if approved, shall come into effect upon the appointment of Mr. Brian Crynes as an outside director (as proposed under Item 2 above).

In accordance with the Regulations, the grant of RSUs to outside directors requires the affirmative vote of a majority of Ordinary Shares present at the meeting, in person, by proxy or by voting instruction card, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least the majority of the shares voted by shareholders who are not “controlling shareholders” (as defined in Item 2 above) and who are not interested parties other than interests that do not stem from connections with the controlling shareholders; or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders and interested parties does not exceed two percent of the Company’s outstanding shares.

Please note that you are required to indicate on the proxy card whether or not you are a controlling shareholder of the Company, or acting on its behalf, with respect to this proposal, no matter whether you vote for or against this proposal. If you fail to notify us as to whether or not you are a controlling shareholder of the Company (as defined above) or acting on its behalf with respect to this proposal No. 6(b), your vote will not be counted with respect to proposal No. 6(b).

The Board of Directors recommends that the shareholders vote “For” approval of this proposed resolution. It is noted that the majority of the members of the Board of Directors and the Audit Committee have an interest in the foregoing proposed resolution.

Upon the adoption of the resolutions proposed under Items 6(a) and 6(b) above, any resolution previously approved by the Company with respect to compensation of the Company's outside directors shall be null and void, subject to the RSU acceleration arrangement described above with respect to RSUs already granted to the outside directors.

ITEM 7 – APPROVAL OF COMPENSATION
OF NON-EMPLOYEE DIRECTORS

Under the Companies Law, the payment of compensation to directors of the Company, whether in their capacity as directors or otherwise, requires approval of the Audit Committee, the Board of Directors and the shareholders.

The Company’s Audit Committee and the Board of Directors determined that it is in the best interest of the Company to adopt a unified compensation package for all of its non-employee directors and outside directors (subject to the terms of the compensation of the Chairman of the Board of Directors specified below). Accordingly, the Audit Committee and the Board of Directors approved, subject to shareholder approval, a compensation package to the Company's non-employee directors (provided that with respect to Melvin L. Keating, the Chairman of the Board of Directors (the "Chairman") such compensation package shall be in addition to and not instead of the RSUs compensation arrangement approved by the Company's shareholders on May 2, 2012, in the same amounts and terms as those included in the compensation package proposed to be paid to the Company's outside directors, as more fully described under Item 6 above.

The compensation package shall include:

(a)
Cash Compensation - an annual total compensation of $20,000 which shall consist of the annual payment (Gmul Shnati) and per meeting payment (Gmul Hishtatfut). For more information, see Item 6(a) above; and

(b)
RSUs Compensation – 30,000 RSUs to be granted to each non-employee director upon his or her initial appointment to the Board of Directors (and every three years thereafter), under the same terms of the RSUs proposed to be granted to the outside directors. For more information, see Item 6(b) above.

The Company’s Audit Committee and the Board of Directors also approved, subject to shareholder approval, that in the event of a Change of Control, then all outstanding RSUs previously granted to the non-employee  directors, shall be automatically vested.

Accordingly, subject to the appointment of Shimon Bar-kama and Harel Kodesh as directors (as proposed under Item 1 above), the RSUs to be granted to them pursuant to this proposed resolution shall be treated as if they were granted on the date of their initial appointment to the Board (June 2012), and shall vest over a 36-month period, beginning on such date and upon the re-appointment of Melvin L. Keating as a director (as proposed under Item 1 above), Melvin L. Keating shall be granted 30,000 RSUs, vesting monthly beginning on the date his re-appointment hereunder.

It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED that, in compliance with the requirements of the Companies Law, the compensation paid to non-employee directors serving at the Board from time to time, as previously approved by the Company's Audit Committee and Board of Directors, comprised of (i) an annual total compensation of $20,000 which shall consist of the annual payment (Gmul Shnati) and per meeting payment (Gmul Hishtatfut); and (ii) 30,000 RSUs, vesting over 36-month period in monthly installments, to be granted on the date of initial appointment to the Board and every three years thereafter (which, with respect to Melvin L. Keating, the Chairman of the Board, shall be in addition to and not instead of the RSUs granted to him pursuant to the Shareholder Meeting of May 2, 2012), be, and the same hereby are, approved.”

"FURTHER RESLOVED that in the event of a Change of Control, then all outstanding RSUs previously granted to the outside directors, shall be automatically vested, be, and hereby is approved.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this proposed resolution.

The Board of Directors recommends that the shareholders vote “For” approval of this proposed resolution. It is noted that the majority of the members of the Board of Directors and the Audit Committee have an interest in the foregoing proposed resolution.

Upon the adoption of the resolution proposed herein, any resolution previously approved by the Company with respect to compensation of non-employee directors (other than the Chairman of the Board) shall be null and void.

ITEM 8 – RECEIPT AND CONSIDERATION
OF THE FINANCIAL STATEMENTS

Our audited financial statements for the year ended December 31, 2011 are included in our Annual Report on Form 20-F, which we filed with the SEC on April 17, 2012. You may read and copy these financial statements, our Annual Report and other information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549 or at the SEC’s other public reference facilities. Please call the SEC at +1-800-SEC-0330 for more information about the operation of the public reference rooms. You can request copies of these documents by writing to the SEC and paying a fee for the copying costs. In addition, the SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. A copy of these financial statements and the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 is available at the Company’s Web site, www.bphx.com.  Information found on, or accessible through, the Company’s website is not a part of, and is not incorporated into, this Proxy Statement, and you should not consider it part of this Proxy Statement.

These financial statements and the Company’s Annual Report are not a part of this Proxy Statement.  At the Annual General Meeting, the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2011 and the Auditor’s Report in respect thereto will be presented and considered.

This item does not involve a vote of the shareholders.

By Order of the Board of Directors,

Melvin L. Keating
Chairman of the Board of Directors

Dated: July 19, 2012